FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO

SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2018

Commission file number 001-14905

GENERAL RE CORPORATION AND GOVERNMENT EMPLOYEES COMPANIES SAVINGS

AND STOCK OWNERSHIP PLAN

Formerly Known As The

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

OF GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

(full title of plan)

Berkshire Hathaway Inc.

3555 Farnam Street

Omaha, Nebraska 68131

(Name of issuer and address of principal executive office)

FINANCIAL STATEMENTS AND EXHIBITS

(a)	Consent of Independent Registered Public Accounting Firm.

(b)	Financial Statements – See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

PLAN:	GENERAL RE CORPORATION AND GOVERNMENT EMPLOYEES COMPANIES SAVINGS AND STOCK OWNERSHIP PLAN

PLAN
ADMINISTRATOR:	GENERAL RE CORPORATION

By:	/s/ Marc D. Hamburg
Marc D. Hamburg

Date: June 28, 2019

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-70609 and 333-224221 on Forms S-8 of Berkshire Hathaway Inc. of our report dated June 28, 2019, appearing in this Annual Report on Form 11-K of the General Re Corporation and Government Employees Companies Savings and Stock Ownership Plan for the year ended December 31, 2018.

/s/ Crowe LLP

New York, New York

June 28, 2019

General Re Corporation and Government Employees Companies Savings and Stock Ownership Plan

Report of Independent Registered Public Accounting Firm

Financial Statements
as of December 31, 2018 and 2017, and for the Year Ended December 31, 2018
Supplemental Schedule

as of December 31, 2018

GENERAL RE CORPORATION AND GOVERNMENT EMPLOYEES COMPANIES SAVINGS AND STOCK OWNERSHIP PLAN

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees, Plan Administrator, and Plan Participants of the

General Re Corporation and Government Employees Companies

Savings and Stock Ownership Plan

Stamford, CT

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the General Re Corporation and Government Employees Companies Savings and Stock Ownership Plan (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP

We have served as the Plan’s auditor since 2015.

New York, New York,

June 28, 2019

GENERAL RE CORPORATION AND GOVERNMENT EMPLOYEES COMPANIES SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2018

	Allocated	Unallocated	Total
ASSETS:

Investments — at fair value:
Participant directed investments - Gen Re	$629,888,079	$-	$629,888,079
Nonparticipant directed investments — Gen Re Berkshire B ESOP Fund	417,911,407	227,412,550	645,323,957
Participant directed investments — GEICO	12,682,211	-	12,682,211
Nonparticipant directed investments — GEICO Berkshire B ESOP Fund	170,472,871	-	170,472,871

Total investments	1,230,954,568	227,412,550	1,458,367,118

Receivables:
Employer contributions receivable	10,311,886	-	10,311,886
Notes receivable from participants	4,962,738	-	4,962,738

Total receivables	15,274,624	-	15,274,624

Total assets	1,246,229,192	227,412,550	1,473,641,742

LIABILITIES:

Loan payable to General Re Corporation	-	10,977,497	10,977,497

NET ASSETS AVAILABLE FOR BENEFITS	$1,246,229,192	$216,435,053	$1,462,664,245

GENERAL RE CORPORATION AND GOVERNMENT EMPLOYEES COMPANIES SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2017

	Allocated	Unallocated	Total
ASSETS:

Investments — at fair value:
Participant directed investments - Gen Re Funds	$676,528,100	$-	$676,528,100
Nonparticipant directed investments — Gen Re Berkshire B ESOP Fund	436,629,218	414,372,385	851,001,603

Total investments	1,113,157,318	414,372,385	1,527,529,703
Receivables:
Employer contribution receivable	18,880,180	-	18,880,180
Notes receivable from participants	5,236,353	-	5,236,353

Total receivables	24,116,533	-	24,116,533

Total assets	1,137,273,851	414,372,385	1,551,646,236

LIABILITIES:

Loan payable to General Re Corporation	-	29,859,702	29,859,702

NET ASSETS AVAILABLE FOR BENEFITS	$1,137,273,851	$384,512,683	$1,521,786,534

GENERAL RE CORPORATION AND GOVERNMENT EMPLOYEES COMPANIES SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2018

	Participant Directed	Nonparticipant Directed
	Allocated	Allocated	Unallocated	Total
ADDITIONS:
Contributions:
Participant contributions	$16,779,615	$-	$-	$16,779,615
Employer contributions - current year	-	10,311,886	902,480	11,214,366

Total contributions	16,779,615	10,311,886	902,480	27,993,981

Net appreciation (depreciation) in fair value of investments	(52,822,215)	15,854,998	9,466,595	(27,500,622)

Dividends	24,054,840	-	-	24,054,840

Interest income on notes receivable from participants	254,384	-	-	254,384

Interfund transfers	29,155,444	(29,155,444)	-	-

Allocation of 978,138 shares of Berkshire Hathaway Class B common stock at fair value	-	196,426,430	(196,426,430)	-

Total additions	17,422,068	193,437,870	(186,057,355)	24,802,583

DEDUCTIONS:
Benefits paid to participants	51,276,472	31,968,436	-	83,244,908
Interest expense	-	-	900,455	900,455
Service Fees / (Revenue Credit)	(220,491)	-	-	(220,491)

Total deductions	51,055,981	31,968,436	900,455	83,924,872

INCREASE (DECREASE) IN NET ASSETS	(33,633,913)	161,469,434	(186,957,810)	(59,122,289)

Transfer for Debt Service	-	(18,880,180)	18,880,180	-

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	681,764,453	455,509,398	384,512,683	1,521,786,534

End of year	$648,130,540	$598,098,652	$216,435,053	$1,462,664,245

GENERAL RE CORPORATION AND GOVERNMENT EMPLOYEES COMPANIES SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEAR ENDED DECEMBER 31, 2018

1.	DESCRIPTION OF THE PLAN

The following description of the General Re Corporation and Government Employees Companies Savings and Stock Ownership Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering employees of General Re Corporation (“Gen Re”), and Its Domestic Subsidiaries who are regularly scheduled to complete at least one thousand hours of service (“Company Service”) per year and also covers employees of various subsidiaries of GEICO Corporation (“GEICO”) who meet the eligibility requirements set forth in the plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Gen Re and GEICO are wholly-owned subsidiaries of Berkshire Hathaway Inc.

Employee Stock Ownership Plan - In July 1989, Gen Re established a leveraged Employee Stock Ownership Plan (“ESOP”) which is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code (“IRC”) of 1986, as amended, and is subject to the applicable provisions of ERISA. The Plan entered into a $150,000,000 term loan agreement (the “Loan”) with the Plan sponsor, Gen Re. The Loan provided for annual payments of principal and interest and was initially to be repaid in full by 2014, with an interest rate of 9.25%. The proceeds of the Loan were used by the Plan to purchase 1,754,386 shares of 7-1/4% cumulative convertible preferred stock of Gen Re (“Preferred Stock”), which was used as collateral for the Loan.

On December 21, 1998, Gen Re merged with Berkshire Hathaway Inc. At that time, the Plan trustee, State Street Bank and Trust Company (“State Street”), converted 1,686,721 shares of Preferred Stock, which was the amount outstanding as of December 21, 1998, into 177,106 shares of Berkshire Hathaway Class B common stock (“Berkshire Common Stock”). The Berkshire Common Stock then became the collateral for the Loan.

Effective January 1, 1999, Gen Re changed the original terms of the Loan. The revised agreement provides that any outstanding amount due on the Loan is payable upon maturity in 2034 with interest payments at an annual rate of 6.5% and annual principal prepayment as required.

Effective January 21, 2010 Berkshire Common Stock was split 50 for 1. All appropriate allocations were made to the records of State Street, Fidelity Management Trust Company (“Fidelity”) and Gen Re. The impact of the stock split was retroactively applied to all share numbers included in the Plan’s financial statements.

Effective December 31, 2017 the Plan was amended to include eligible employees of GEICO as a class of participants in the Plan and as a result the Plan changed its name to the General Re Corporation and Government Employees Companies Savings and Stock Ownership Plan. The intent of this amendment was to allow GEICO employees to become Plan participants and receive unallocated shares of Berkshire Common Stock for their annual profit sharing award. GEICO shares in the expenses and makes employer contributions to the ESOP Trust in return for shares to be released. Such payments are applied against the outstanding debt service of the Loan.

Gen Re and GEICO make annual cash contributions necessary to repay the Loan which allows for the allocation of Berkshire Common Stock to Plan participants. The Loan is guaranteed by the Plan sponsor. The Plan’s investment in the Berkshire B ESOP Fund consists solely of Berkshire Common Stock shares.

The lender has no rights against shares of Berkshire Common Stock once the shares are allocated to participants. During the year ended December 31, 2018, additional funds of $19,782,660 were contributed to support the Plan’s debt service. Gen Re contributed $898,056 and GEICO contributed $18,884,604. The debt service included $900,455 of interest expense; $724,799 from Gen Re and $175,656 from GEICO. The Loan balance was $10,977,497 and $29,859,702 at December 31, 2018 and 2017 respectively.

The Plan allocated 978,138 shares of Berkshire Common Stock to participants in 2018; 46,115 to Gen Re participants and 932,023 to GEICO participants. In 2018, the Plan also used 960 shares for fees, 191,287 shares were sold and retired from the Plan, 1,454 shares were used from the forfeiture account toward Gen Re employer contributions and the ESOP account had an 8,385 share decrease in the supplemental share account due to benefit and loan activity. GEICO participants diversified 100,034 shares from Berkshire Common Stock into other funds held by the Plan.

The Plan held 2,878,769 allocated shares and 1,113,785 unallocated shares of Berkshire Common Stock as of December 31, 2018. As of December 31, 2017, the Plan held 2,202,750 allocated shares and 2,090,467 unallocated shares.

Contributions - The Plan allows Gen Re participants to make after-tax contributions as well as tax-deferred contributions to the Plan as permitted under IRC Section 401(k). Such participants may contribute up to 16% of their annual base salary, subject to IRC limitations for 401(k) contributions, which, for tax-deferred contributions, was $18,500 for 2018. Gen Re participants who have attained age 50 before the end of the Plan year were eligible to make Catch-Up contributions up to $6,000 for 2018. Gen Re participant contributions may be allocated among any of the Gen Re Fidelity investment funds, at the participant’s discretion, with the exception of the Berkshire B ESOP Fund. Gen Re contributes an amount equal to 100% of a participant’s contribution up to 6% of the participant’s base salary, except for United States Aviation Underwriters, Inc. (“USAU”) participants who are matched at 100% of a participant’s contribution up 4 % of their base salary. In 2018, the Plan allocated $7,978,963 in matching contributions to Gen Re participants using shares of Berkshire Common Stock.

The Plan allowed Gen Re to make additional discretionary contributions for USAU participants in 2018 based on age and salary through December 31, 2018. Such discretionary contributions ranged from 5% to 8% of salary. In 2018, the Plan allocated $1,164,111 in these discretionary contributions using shares of Berkshire Common Stock.

Gen Re participants are automatically enrolled at a 6% (4% for USAU participants) pre-tax deferral rate upon becoming eligible to participate in the Plan and may elect to change or discontinue deferrals at any time. Gen Re eligible employees who are not participating in the Plan as of the last payroll period ending before April 1st of any year will be automatically enrolled in the Plan at a 1% pre-tax deferral rate. Gen Re participants who contribute less than 6% (4% for USAU participants) of their compensation will automatically have their contribution rate increased by 1%, unless they affirmatively elect not to have their contribution rate increased.

GEICO participants are generally eligible to receive a contribution in the form of a profit sharing award after completing one year of qualifying service. GEICO contributions are pursuant to the GEICO profit sharing plan and are authorized at the sole discretion of the GEICO Board of Directors. The profit sharing award settled 2018 was effective December 31, 2017 based on GEICO 2017 eligibility and totaled $187,084,977. GEICO participants are not eligible to contribute to the Plan. Employer contributions receivable as of December 31, 2018 and 2017 were $10,311,886 and $18,880,000, respectively, and related to GEICO’s 2018 and 2017 allocations, respectively. These receivables were settled in 2019 and 2018. In February 2019, the Plan allocated 968,263 shares with a fair value of $198,813,442 to GEICO participants.

Refer to the Interfund Transfers section for information on Gen Re and GEICO participants’ rights to diversify contributions out of the Berkshire Common Stock.

Payment of Benefits - Upon termination, Gen Re participants are required to receive a lump sum distribution to the extent that their vested account balance is $1,000 or less. If a participant’s account balance is greater than such amount, distributions will be made either in a lump sum or on a periodic basis, as defined in the Plan Document. Active participants may withdraw Pre-Tax and Catch-Up contributions beginning at age 59 1⁄2 without penalty.

For GEICO participants, upon termination, if a participant’s vested account balance account equals $1,000 or less and the participant does not elect otherwise, the participant will receive a lump sum distribution. Upon termination, if a participant’s vested account balance exceeds $1,000 but is equal to or less than $5,000 and the employee does not elect otherwise, the vested account balance will be rolled over to an IRA held at Vanguard Group Inc. If the vested account balance exceeds $5,000, a participant is entitled to a lump sum distribution. However, if the termination is due to death, disability or retirement, a participant or beneficiary may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum amount or in monthly or annual installments which provide payments for a period certain of 5, 10 or 15 years.

Participant Accounts - Each Gen Re participant’s account is credited with the participant’s contributions, which includes amounts transferred from other plans (“rollovers”), Gen Re contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participant accounts are valued daily.

Each GEICO participant’s account is credited with contributions as awarded and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested interest in the account. Participant accounts are also valued daily.

Vesting - All Gen Re participant contributions vest immediately. Gen Re participants are not allowed to withdraw contribution amounts that have not been in their account for at least two years. While actively employed, participants become 50%, 75%, and 100% vested in the value of Gen Re contributions after two, three and four years, respectively, of Gen Re service.

While actively employed, the value of contributions to GEICO participants typically vest based on years of service and years of vesting service, at the following rates: 20% after two years, 40% after three years, 60% after four years, 80% after five years, and 100% after six years. A GEICO participant becomes 100% vested upon reaching age 65 or if he or she dies while still employed by GEICO.

Forfeited Accounts - Forfeited nonvested accounts are allocated at Gen Re and GEICO’s discretion to other participants’ accounts based on terms as defined in the Plan agreement. During 2018 and 2017, forfeitures totaled $323,036 and $229,687, respectively. During the year ended December 31, 2018 no forfeitures were allocated to participant accounts.

Interfund Transfers – Gen Re participants are permitted to change the investment of their interests in any of the participant directed funds on a daily basis subject to certain limits. As a result of the Pension Protection Act of 2006, effective January 1, 2007, participants may, at their discretion, diversify out of the Berkshire B ESOP Fund at any time to any other participant directed funds offered in the Plan. This includes both Gen Re match amounts and additional contributions. There are no service, age or vesting restrictions on a participant’s ability to divest and participants will have sole discretion regarding the amount of shares to divest and the timing of these divestiture elections.

GEICO participants are permitted to diversify out of their Berkshire B ESOP Fund into a selection of Vanguard funds. There are no restriction on a GEICO participant’s ability to divest and participants have sole discretion regarding the timing and amount to divest.

Notes Receivable from Participants - The Plan allows Gen Re participants to borrow from the “before-tax” and “rollover” portions of their respective accounts. Such loans may not exceed the lesser of one-half of the participant’s vested account balance or $50,000. Non-residence loans are repayable over 6 to 60 months. The Plan also allows loans to Gen Re participants for purchases of principal residences, which are repayable over a 30-year period. A fixed interest rate of the prime rate plus one percent calculated at the inception of the loan is charged over the life of the loan. The interest rate for new loans was 6.25% and 5.25% in 2018 and 2017, respectively. Interest and principal repayments are credited directly to the borrower’s respective account and are repaid in monthly installments through payroll deductions or directly by the participant. Notes receivable from participants are reflected as assets of the Plan.

GEICO participants are not permitted to borrow from the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The financial statements are prepared under the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risk and Uncertainties - The Plan utilizes various investment instruments, including common stock, mutual funds, and collective trust funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements. Such changes could also materially affect participant account balances.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 3 for a description of the fair value methodology.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Net appreciation in the fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus accrued interest. Delinquent notes receivable are recorded as distributions based on the terms of the Plan document. Notes receivable are measured with no allowance for credit losses since repayment of principal and interest are received through payroll deductions or directly from the participant, and the notes are collateralized by the individual participant’s account balances.

Expenses - The management and service fees of the Fidelity Group of Mutual Funds are charged to operations of the respective funds. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. State Street fees and administrative expenses, which consist primarily of consulting and auditing fees, are paid by the Plan using unallocated shares. These amounted to $198,379. Vanguard expenses are paid from forfeitures from GEICO participants.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. All amounts allocated to accounts of participants who have elected to withdraw from the Plan have been paid as of December 31, 2018 and 2017.

3.	FAIR VALUE MEASUREMENTS

Accounting Standards Codification 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the actual date of the event or change in circumstances that caused the transfer at the end of the reporting period.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given investment is based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The following is a description of the valuation methodologies used for Plan assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2018 and 2017.

Berkshire Common Stock – Valued at the closing price reported on the active market on which the individual securities are traded.

Berkshire B Unitized Stock Fund – Represents a unitized employer stock fund comprised of underlying Berkshire Common Stock and a short-term cash component. A unitized fund is not a registered security. The value of the unit reflects the combined market value of the underlying stock and market value of the short-term cash position. The market value of the common stock portion of the Berkshire B Unitized Stock Fund is based on the closing market price of the Berkshire Common Stock on the New York Stock Exchange multiplied by the number of shares held in the fund. The carrying amount of the short-term cash component approximates fair value.

Mutual Funds – Valued at the daily closing price as reported on the active market on which the individual securities are traded. These funds are required to publish their daily net asset value and to transact at that price.

Collective Trust Funds – For Gen Re, this consists of the Managed Income Portfolio (“MIP”), which is a collective trust fund sponsored by Fidelity. The MIP’s fair value is measured at net asset value per share as reported by the fund manager. The net asset value is used as a practical expedient to estimate fair value. The redemption frequency is daily and there are no restrictions or notice period required. The Plan had no outstanding funding commitments to the collective trust fund as of December 31, 2018 and 2017. The Plan also holds several collective trust funds at Vanguard which relate to GEICO participants. These collective trusts are also valued at net asset value and have no redemption restrictions.

Invested assets, measured at fair value in the financial statements, are summarized below as of December 31, 2018 and 2017 with fair values shown according to the fair value hierarchy. Notes receivable from participants and the Loan payable to Gen Re are not reported at fair value. Investments measured at net asset value as a practical expedient are not required to be classified according to the fair value hierarchy. The net asset value investment is included to permit reconciliation to the statement of net assets available for benefits. For the year ended December 31, 2018, there were no significant transfers in or out of Levels 1, 2 or 3.

	2018 Total	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Berkshire B ESOP Fund	$815,199,316	$815,199,316	$-	$-
Berkshire B Unitized Stock Fund - Stock	60,985,577	60,985,577	-	-
Berkshire B Unitized Stock Fund - Cash	585,585	-	585,585	-
Mutual Funds	555,575,841	555,575,841	-	-

Total assets in the fair value hierarchy	1,432,346,319	$1,431,760,734	$585,585	$-

Investment measured at net asset value per share	26,020,799

Total Investments	$1,458,367,118

	2017 Total	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Berkshire B ESOP Fund	$851,001,603	$851,001,603	$-	$-
Berkshire B Unitized Stock Fund - Stock	60,637,678	60,637,678	-	-
Berkshire B Unitized Stock Fund - Cash	659,263	-	659,263	-
Mutual Funds	592,526,931	592,526,931	-	-

Total assets in the fair value hierarchy	1,504,825,475	$1,504,166,212	$659,263	$-

Investment measured at net asset value per share	22,704,228

Total Investments	$1,527,529,703

4.	PLAN TERMINATION

Gen Re and GEICO intend to continue and operate the Plan, but reserve the right to suspend contributions temporarily or to amend or terminate the Plan. If the Plan were to be terminated, all participants would become fully vested, and all the Plan assets would be used solely to provide the benefits payable to participants and their beneficiaries, in accordance with the provisions of ERISA.

5.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and are managed by Fidelity Investments Institutional Operations Company, Inc. (“FIIO”) or Fidelity Management and Research Company (“FMR”). Fidelity Management Trust Company (“FMTC”) manages the collective trust and is the administrator as defined by the Plan and these transactions qualify as exempt party-in-interest transactions. FIIO, FMR and FMTC are affiliated entities. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. These fees and service fees are also considered party-in-interest transactions.

The Berkshire B ESOP Fund and the Berkshire B Unitized Stock Fund consist of Berkshire Common Stock shares issued by Berkshire Hathaway Inc., the ultimate parent of the Plan sponsor.

Shares of Berkshire Common Stock in the Berkshire B ESOP Fund have fair values of $815,199,316 and $851,001,603 as of December 31, 2018 and 2017, respectively. This investment appreciated in value during the year ended December 31, 2018 by $24,850,2055.

Shares of Berkshire Common Stock and cash in the Berkshire B Unitized Stock Fund had fair values of $61,571,162 and $61,296,941 as of December 31, 2018 and 2017, respectively. The stock investment portion of this fund appreciated in value during the year ended December 31, 2018 by $2,211,942.

Notes receivable from participants are also considered party-in-interest transactions.

As of December 31, 2017 Vanguard, Group, Inc. (“Vanguard”) was named administrator of any GEICO related Berkshire Common Stock allocations. In addition, the Plan invests in several Vanguard Group Inc. and Vanguard Fiduciary Trust Company funds. Vanguard manages the investments related to GEICO participants. Fees paid by GEICO for investment management services were included as a reduction of the return earned on each fund. These fees and service fees are also considered party-in-interest transactions.

Certain administrative functions may be performed by officers and employees of Gen Re and GEICO and these officers and employees may also be participants of the Plan. Gen Re and GEICO pay the salaries of these officers and employees on behalf of the Plan.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed Gen Re by a letter dated November 1, 2017 that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Effective December 31, 2017 the Plan was amended to allow GEICO employees as participants. Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax provisions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2015.

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GENERAL RE CORPORATION AND GOVERNMENT EMPLOYEES COMPANIES SAVINGS AND STOCK OWNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF ASSETS

(HELD AT END OF YEAR) AS OF DECEMBER 31, 2018 - EIN# 06-1026471; PLAN 002

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower,	Description of Investment, Including Maturity Date,
	Lessor or Similar Party	Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

	Separately Managed Funds:
*	Berkshire Hathaway	Gen Re Berkshire B ESOP Fund	$71,423,729	$645,323,957
*	Berkshire Hathaway	GEICO Berkshire B ESOP Fund	14,161,374	169,875,359
*	Berkshire Hathaway	Berkshire B Unitized Stock Fund - Common Stock	**	60,985,577
		Berkshire B Unitized Stock Fund - Cash	**	585,585

	Mutual Funds:
*	Fidelity	Growth Company Fund	**	90,306,093
*	Vanguard	Institutional Index Fund	**	65,193,273
*	Fidelity	Government Institutional Fund	**	58,946,884
*	Fidelity	Balanced Fund	**	43,748,635
*	Vanguard	Mid-Cap Index Fund	**	31,772,736
*	Vanguard	Small-Cap Index Fund	**	25,367,838
*	Fidelity	Spartan US Bond Index Fund	**	25,291,597
*	Fidelity	Freedom 2025 Fund	**	20,009,801
	Neuberger Berman	Genesis Trust Fund	**	19,282,870
	Lazard	Emerging Markets Portfolio	**	15,404,533
*	Fidelity	Freedom 2020 Fund	**	15,070,778
*	Vanguard	Inflation Protected Fund	**	13,011,371
	American Funds	Capital World Growth & Income Fund	**	12,299,389
	PIMCO	High Yield Fund	**	13,620,239
*	Vanguard	All World Index Fund	**	12,010,392
	American Beacon	Large-Cap Fund	**	12,013,865
*	Fidelity	Freedom 2030 Fund	**	15,868,014
*	Fidelity	Overseas Fund	**	10,822,517
*	Fidelity	Real Estate Fund	**	8,921,080
	PIMCO	Global Bond Fund	**	9,780,846
*	Fidelity	Freedom 2035 Fund	**	10,028,024
*	Fidelity	Freedom 2040 Fund	**	8,759,324
*	Fidelity	Freedom 2015 Fund	**	4,003,454
*	Fidelity	Freedom 2050 Fund	**	2,771,319
*	Fidelity	Freedom 2010 Fund	**	924,319
*	Fidelity	Freedom Index Income Fund	**	637,607
*	Vanguard	Dividend Growth Fund	**	349,412
*	Vanguard	Emerging Markets Stock Index Fund: Inst’l Shares	**	142,066
*	Vanguard	Federal Money Market Fund	**	7,090,932
*	Vanguard	Growth Index Fund Inst	**	528,633
*	Vanguard	Inflation-Protected Securities Fund: Inst’l Shares	**	69,613
*	Vanguard	Institutional Index Fund Plus Shares	**	404,278
*	Vanguard	Mid-Cap Index Fund: Inst’l Plus Shares	**	160,591
*	Vanguard	Small-Cap Index Fund: Inst’l Plus Shr	**	213,354
*	Vanguard	Total Bond Market Index Fund: Inst’l Plus Shr	**	325,710
*	Vanguard	Total International Stock Index Fund: Inst’l Plus Shr	**	176,266
*	Vanguard	Value Index Fund Institutional Shares	**	117,898
*	Vanguard	Windsor Fund Admiral Shares	**	130,290

	Collective Trust:
*	Fidelity Management Trust Co.	Managed Income Portfolio - Class II	**	23,047,631
*	Vanguard Fiduciary Trust Company	Target Retirement 2015 Trust Plus	**	47,076
*	Vanguard Fiduciary Trust Company	Target Retirement 2020 Trust Plus	**	147,864
*	Vanguard Fiduciary Trust Company	Target Retirement 2025 Trust Plus	**	110,634
*	Vanguard Fiduciary Trust Company	Target Retirement 2030 Trust Plus	**	212,802
*	Vanguard Fiduciary Trust Company	Target Retirement 2035 Trust Plus	**	94,767
*	Vanguard Fiduciary Trust Company	Target Retirement 2040 Trust Plus	**	417,818
*	Vanguard Fiduciary Trust Company	Target Retirement 2045 Trust Plus	**	238,177
*	Vanguard Fiduciary Trust Company	Target Retirement 2050 Trust Plus	**	899,652
*	Vanguard Fiduciary Trust Company	Target Retirement 2055 Trust Plus	**	231,597
*	Vanguard Fiduciary Trust Company	Target Retirement 2060 Trust Plus	**	404,333
*	Vanguard Fiduciary Trust Company	Target Retirement 2065 Trust Plus	**	77,511
*	Vanguard Fiduciary Trust Company	Target Retirement Income Trust Plus	**	90,937

	Notes Receivable:
*	Various Participants	Notes Receivable (Maturity through 2048 at interest rates from 5.25% to 11.50%)	**	4,962,738

	Total			$1,463,329,856

  *Party-in-interest.

**Cost information is not required for participant directed investments and, therefore, is not included.